CONSOLIDATED FINANCIAL STATEMENTS

THREE MONTHS ENDED
MARCH 31, 2012

(Unaudited)

(Expressed in thousands of Canadian Dollars, unless otherwise stated)

GREAT BASIN GOLD LTD.
Consolidated Statements of Loss
For the three months ended March 31, 2012 and 2011
Expressed in thousands of Canadian dollars, except per share data

	Note	2012	2011
		$ '000	$ '000

Revenue		33,373	26,343

Cost of operations
Production cost		(27,071)	(13,696)
Depletion charge		(1,060)	(1,134)
Depreciation charge		(3,387)	(1,214)

Expenses
Exploration expenses		(2,114)	(2,901)
Pre-development expenses		(4,742)	(3,739)
Corporate and administrative cost		(1,580)	(2,282)
Environmental impact study		(520)	(437)
Foreign exchange gain - net		2,909	2,463
Salaries and compensation
Salaries and wages		(2,439)	(2,339)
Share based payments expense	10 (c)	(1,019)	(1,441)
Loss from operating activities		(7,650)	(377)
Interest expense		(7,091)	(5,071)
Interest income		422	389
Net interest expense		(6,669)	(4,682)
Loss from operating activities after net interest		(14,319)	(5,059)
Impairment of loan due from related party	6	(2,623)	–
Loss on derivative instruments - net		(498)	(14,832)
Loss before income taxes		(17,440)	(19,891)
Income tax expense		(330)	(450)
Net loss for the period		(17,770)	(20,341)

Basic and diluted loss per share		(0.04)	(0.05)

Weighted average number of common shares outstanding (thousands)		476,464	431,624

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Comprehensive Income (Loss)
For the three months ended March 31, 2012 and 2011
Expressed in thousands of Canadian dollars
	2012	2011
	$ '000	$ '000

Net loss for the period	(17,770)	(20,341)

Other comprehensive income (loss)
Cumulative translation adjustment	18,954	(26,649)
Other comprehensive income (loss) for the period	18,954	(26,649)

Comprehensive income (loss) for the period	1,184	(46,990)

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Financial Position
Expressed in thousands of Canadian dollars
		March 31	December 31
	Note	2012	2011
		$ '000	$ '000
Assets
Current assets
Cash and cash equivalents		43,548	25,749
Trade and other receivables		4,561	14,060
Inventories	5	25,379	19,694
Other current assets		2,237	2,404
		75,725	61,907
Non-current assets
Inventories	5	8,488	7,998
Loan due from related party	6	2,243	3,784
Property, plant and equipment	7	763,560	720,213
Other assets		5,531	5,327
Deferred income tax assets		50,102	51,081
Total assets		905,649	850,310

Liabilities
Current liabilities
Trade and other payables		58,246	56,038
Current portion of long term debt	8	22,352	20,371
Current portion of other liabilities	9	3,107	3,050
		83,705	79,459
Non-current liabilities
Long term debt	8	263,054	262,075
Other liabilities	9	31,158	31,197
Site reclamation obligations		6,081	6,011
Total liabilities		383,998	378,742

Equity
Share capital	10 (b)	876,843	833,643
Warrants	10 (b)	3,757	-
Contributed surplus		85,279	83,337
Accumulated other comprehensive loss		(54,810)	(73,764)
Deficit		(389,418)	(371,648)
Total equity		521,651	471,568

Total liabilities and equity		905,649	850,310

The accompanying notes are an integral part of these consolidated financial statements

Approved by the Board of Directors

/s/ Ferdinand Dippenaar	/s/ Ronald W. Thiessen
Ferdinand Dippenaar	Ronald W. Thiessen
Chief Executive Officer	Director

GREAT BASIN GOLD LTD.
Consolidated Statements of Changes in Equity
For the three months ended March 31, 2012 and 2011
Expressed in thousands of Canadian dollars

				Accumulated
				other
			Contributed	comprehensive
	Share capital	Warrants	surplus	(loss) income	Deficit	Total
	$'000	$'000	$'000	$'000	$'000	$'000

Balance - January 1, 2012	833,643	-	83,337	(73,764)	(371,648)	471,568
Comprehensive loss for the period	-	-	-	18,954	(17,770)	1,184
Net loss for the period	-	-	-	-	(17,770)	(17,770)
Other comprehensive income	-	-	-	18,954	-	18,954
Employee share options
Value of services recognized (note 10(c))	-	-	1,942	-	-	1,942
Proceeds on issuance of units in public offering (net of transaction costs) (note 10(b))	43,200	3,757	-	-	-	46,957
Balance - March 31, 2012	876,843	3,757	85,279	(54,810)	(389,418)	521,651

Balance - January 1, 2011	709,449	6,108	77,676	26,395	(353,911)	465,717
Comprehensive loss for the period	-	-	-	(26,649)	(20,341)	(46,990)
Net loss for the period	-	-	-	-	(20,341)	(20,341)
Other comprehensive loss	-	-	-	(26,649)	-	(26,649)
Employee share options
Value of services recognized	-	-	1,870	-	-	1,870
Proceeds on issuing shares (note 10(c))	2,221	-	(812)	-	-	1,409
Warrants
Proceeds on issuing shares	6,504	(1,066)	-	-	-	5,438
Proceeds on issuance of shares in public offering (net of transaction costs)	81,270	-	-	-	-	81,270
Balance - March 31, 2011	799,444	5,042	78,734	(254)	(374,252)	508,714

The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Consolidated Statements of Cash Flows
For the three months ended March 31, 2012 and 2011
Expressed in thousands of Canadian dollars
	2012	2011
	$ '000	$ '000
Operating activities
Loss for the period	(17,770)	(20,341)
Items not involving cash
Production non-cash charges	826	170
Depletion	1,060	1,134
Depreciation	3,540	1,394
Exploration non-cash charges	20	59
Pre-development non-cash charges	269	388
Unrealized foreign exchange gain	(3,103)	(2,812)
Share based payments expense	1,019	1,441
Impairment of loan due from related party	2,623	–
Loss on derivative instruments - net	498	14,802
Adjusted for
Interest expense	7,091	5,071
Interest income	(422)	(389)
Changes in non-cash operating working capital
Trade and other receivables	9,511	1,784
Other current assets	171	183
Inventories	(6,502)	(8,540)
Trade and other payables	1,734	(3,826)
Net cash generated from (utilized by) operating activities	565	(9,482)

Investing activities
Advance to related party	(631)	–
Purchase of property, plant and equipment	(28,817)	(36,534)
Interest income	107	170
Reclamation deposits	(142)	(361)
Net cash utilized by investing activities	(29,483)	(36,725)

Financing activities
Common shares and warrants issued for cash, net of issue costs	46,957	88,117
Proceeds on issuance of debt	9,957	68,810
Repayment of debt	(8,736)	(53,686)
Interest expense	(1,984)	(1,128)
Net cash generated from financing activities	46,194	102,113

Increase in cash and cash equivalents	17,276	55,906
Cash and cash equivalents, beginning of period	25,749	12,855
Foreign exchange movement on cash and cash equivalents	523	(744)

Cash and cash equivalents, end of period	43,548	68,017

Refer note 11 of the notes to the consolidated financial statements for supplementary information to the cash flow statement. The accompanying notes are an integral part of these consolidated financial statements

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

1.	General information

Great Basin Gold Ltd. is incorporated under the laws of the Province of British Columbia and its registered address is 1108-1030 West Georgia Street, Vancouver BC, Canada. Great Basin Gold Ltd., including its subsidiaries (“Great Basin” or “the Company”), is a mineral exploration and development company with two operating assets, both in the production build-up phase, the Hollister Project on the Carlin Trend in Nevada, USA and the Burnstone Project in the Witwatersrand Goldfields in South Africa. Over and above the exploration being conducted at the above mentioned properties, greenfields exploration is being undertaken in Tanzania and Mozambique.

Operating results for the three month period ended March 31, 2012 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 2012. In the opinion of management, these unaudited interim consolidated financial statements reflect all adjustments that are necessary for a fair presentation of the results for the interim period presented.

2.	Basis of preparation

The interim consolidated financial statements for the three months ended March 31, 2012 has been prepared in accordance with IAS34, Interim financial reporting. The condensed interim financial information should be read in conjunction with the annual financial statements for the year ended December 31, 2011, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

3.	Accounting policies

These unaudited interim consolidated financial statements follow the same accounting policies and methods of application as the Company’s most recent annual financial statements. Accordingly, they should be read in conjunction with the Company’s most recent annual financial statements. The policies applied in these condensed consolidated financial statements are based on IFRS issued and outstanding as of May 11, 2012, the date the Board of Directors approved the financial statements.

Accounting standards and amendments issued but not yet adopted

Refer to note 2 of the Company’s most recent annual financial statements for a comprehensive listing of revised standards and amendments which are effective for annual periods beginning on or after January 1, 2013 with earlier application permitted. The Company has not yet assessed the impact of these standards and amendments or determined whether it will early adopt them.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

4.	Estimates

The preparation of interim financial statements requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying the Company’s accounting policies and key sources of estimation uncertainty were the same as those that applied to the consolidated financial statements for the year ended December 31, 2011.

5.	Inventories

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Stores and materials	4,487	4,699
Unprocessed ore	3,919	2,437
Precious metals in process	25,461	20,556
	33,867	27,692
Non-current	8,488	7,998
Current	25,379	19,694
	33,867	27,692

Cost of operations recognized in the statement of income consists of direct and indirect mining costs, overhead costs, royalties, depreciation of mining equipment and depletion of mineral properties. The cost of inventories recognized as an expense and included in cost of operations was $32 million (2011: $16 million).

Inventories include unprocessed ore and precious metals in process of $3.3 million carried at net realizable value (2010: $nil).

Non-current inventories comprise of gold in lock-up in metallurgical plants which are expected to be realized upon plant clean-up or dismantling.

6.	Related party balances and transactions

Related party transactions are recorded at the exchange amount which is the amount of consideration paid or received.

Loan due from related party

	March 31	December 31
	2012	2011
	$’000	$’000
Balance, beginning of the period	3,784	13,372
Cash advances	631	4,506
Interest earned	315	1,000
Impairment provision	(2,623)	(13,680)
Foreign exchange	136	(1,414)
Balance, end of the period	2,243	3,784

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

6.	Related party balances and transactions (continued)

In 2007 the Company completed a series of transactions in order to achieve compliance with South Africa’s post-apartheid legislation designed to facilitate participation by historical disadvantages South Africans (“HDSAs”) in the mining industry. This legislation is reflected in the South African Mining Charter and required the Company to achieve a target of 26% ownership by HDSA in the Company’s South African projects by 2014. In order to comply with these requirements, Tranter Burnstone (Pty) Ltd (“Tranter”), an HDSA company, acquired 19,938,650 Great Basin treasury common shares for $38 million (ZAR260 million) which, because it involved indirect economic participation in both the Hollister and Burnstone projects, was deemed equivalent to a 26% interest in Burnstone. Tranter borrowed ZAR200 million ($27 million) from Investec Bank Ltd (“Investec”), a South African bank, to partly fund the purchase of the shares and the Company gave a loan guarantee in favour of Tranter limited of ZAR140 ($19 million) million. A loan of $16.7 million (ZAR 128 million) was advanced to Tranter under the guarantee agreement to enable Tranter to meet its payment obligation to Investec.

As a result of this loan the remaining guarantee available, as at March 31, 2012, is $1.6 million (ZAR12.3 million) (2010: $2.2 million (ZAR17 million)) (refer note 9).

Any advances to Tranter are due to be repaid in installments from 2014 to 2017, with interest accruing at the South African prime interest rate plus 2%. Security for any advances made includes a second charge against any shares of the Company held by Tranter (second to Investec).

The fair value of the security, based on the prolonged decline in the Company’s share price, was deemed inadequate and the Company raised a fair value impairment provision of $2.6 million (ZAR20.3 million) during the quarter, in addition to the $13.7 million (ZAR100 million) raised in quarter 4 of 2011, against the loan to provide for its exposure to potential future repayment losses.

7.	Property, plant and equipment

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000

Period ended March 31, 2012
At January 1, 2012	164,854	460,320	40,131	47,141	7,767	720,213
Additions	-	13,898	13	16,498	64	30,473
Transfers	-	1,565	1,535	(3,100)	-	-
Depletion and depreciation	(1,153)	(1,731)	(3,073)	-	(388)	(6,345)
Foreign exchange differences	1,545	15,157	1,033	1,280	204	19,219
At March 31, 2012	165,246	489,209	39,639	61,819	7,647	763,560

At March 31, 2012
Cost	186,560	501,668	67,494	61,819	12,256	829,797
Accumulated depreciation	(21,314)	(12,459)	(27,855)	-	(4,609)	(66,237)
Net book value	165,246	489,209	39,639	61,819	7,647	763,560

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

7.	Property, plant and equipment

				Assets
	Mineral	Mine	Mine	under	Other
	properties	infrastructure	equipment	construction	assets	Total
	$’000	$’000	$’000	$’000	$’000	$’000
Year ended December 31, 2011
At January 1, 2011	182,992	23,064	44,399	435,255	9,664	695,374
Additions	85	389	11,443	138,151	898	150,966
Transfers	-	482,985	-	(482,985)	-	-
Depletion and depreciation	(5,354)	(9,103)	(9,634)	-	(1,508)	(25,599)
Foreign exchange differences	(12,869)	(37,015)	(6,077)	(43,280)	(1,287)	(100,528)
At December 31, 2011	164,854	460,320	40,131	47,141	7,767	720,213

At December 31, 2011
Cost	185,404	470,913	64,460	47,141	11,959	779,877
Accumulated depreciation	(20,550)	(10,593)	(24,329)	-	(4,192)	(59,664)
Net book value	164,854	460,320	40,131	47,141	7,767	720,213

Depletion of $1.2 million relating to stockpiled tons and ounces in process was capitalized to the value of the unprocessed ore and precious metals in process (2011: $1.3 million) (refer note 5). Mineral properties of $119.9 million consisting of the Hollister, Esmeralda and Burnstone properties and fixed assets of $597 million have been pledged as security for the term loans (refer note 8(a) and 8(b)).

Mining equipment includes leased assets with net book values as set out below. These assets are pledged as security for the related finance leases (refer note 8).

	March 31	December 31
	2012	2011
	$’000	$’000
Cost	1,163	5,451
Accumulated depreciation	(177)	(981)
Net book value	986	4,470

8.	Long term debt

Non-current portion of long term debt

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Convertible debentures	99,555	97,669
Finance lease liabilities	57	71
Term loan I (note 8(a))	129,282	125,879
Term loan II (note 8(b))	34,160	38,456
	263,054	262,075

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

8.	Long term debt (continued)

Current portion of long term debt

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Convertible debentures	3,373	843
Finance lease liabilities	692	2,902
Term loan I (note 8(a))	4,282	280
Term loan II (note 8(b))	14,005	16,346
	22,352	20,371

The continuity of long term debt is as follows:

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Balance, beginning of the period	282,446	209,578
New debt	9,957	135,321
New leases	-	1,989
Transaction cost	(195)	(6,525)
Repayment of debt and interest	(10,257)	(94,010)
Settlement loss on senior secured notes	-	8,817
Amortized transaction cost	435	1,231
Interest expense	6,389	25,476
Foreign exchange	(3,369)	569
Balance, end of the period	285,406	282,446

(a) Term loan I

In December 2011, the Company successfully negotiated the restructuring of Term loan I, thereby increasing the facility to $152.6 million (US$150 million) and extending repayment to 2016. $132 million (US$130 million) and $10 million (US$10 million) of the restructured facility was drawn down on December 15, 2011 and February 17, 2012 respectively, with an additional $10 million (US$10 million) available for future draw down on March 31, 2012.

Term loan I has a maximum term of 5 years from the December 15, 2011 draw down and capital will be repaid in 16 quarterly consecutive installments, commencing on March 15, 2013. The interest rate for Term loan I is linked to the US$ London interbank offered rate (“US$ LIBOR”) at a premium of 4% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on March 31, 2012 is 4.47365% (USD LIBOR of 0.47365% plus 4% premium).

The Burnstone Property, its assets and certain subsidiary guarantees serve as security for the facility (refer note 7).

Term loan I contains certain financial covenants, customary to facilities of this nature, and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio, a loan life cover ratio and available liquidity. As at March 31, 2012, the Company assessed and complied with all covenants.

Refer to note 9(a) for details of the hedge structure entered into under the Term loan I agreement.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

8.	Long term debt (continued)

(b) Term loan II

Term loan II is being repaid in 15 remaining quarterly consecutive installments. The interest rate for Term loan II is linked to the US$ LIBOR at a premium of 3.75% above US$ LIBOR and is fixed on a quarterly basis. The floating rate on March 31, 2012 is 4.22365% (USD LIBOR of 0.47365% plus 3.75% premium).

The Hollister project and a surety signed by the Company serve as security for the loan (refer note 7).

Term loan II contains certain financial covenants customary to facilities of this nature and includes borrower tangible net worth, debt to equity ratio, debt service cover ratio and a loan life cover ratio. As at March 31, 2012, the Company assessed and complied with all covenants.

Refer to note 9(b) for details of the hedge structure entered into under the Term loan II agreement.

9.	Other liabilities

Non-current portion of other liabilities

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Zero cost collar program I (note 9(a))	19,025	17,834
Zero cost collar program II (note 9(b))	12,133	13,363
	31,158	31,197

Current portion of other liabilities

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Financial guarantee	2,243	2,165
Zero cost collar program I (note 9(a))	534	666
Zero cost collar program II (note 9(b))	330	219
	3,107	3,050

The continuity of other liabilities is as follows:

	March 31	December 31
	2012	2011
	$ ‘000	$ ‘000
Balance, beginning of the period	34,247	12,697
ZCC fair value upon inception	-	43,212
ZCC fair value upon novation	-	(18,295)
ZCC marked-to-market adjustments	553	(3,814)
Foreign exchange	(535)	447
Balance, end of the period	34,265	34,247

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

9.	Other liabilities (continued)

(a) Zero cost collar program I

In connection with Term loan I (refer note 8(a)), the Company executed a zero cost collar (“ZCC”) hedge program for a total 165,474 gold ounces over a period of five years that commenced in January 2012.

The pricing and delivery dates of the put and call options are presented in note 9(d) below.

The marked-to-market movements until March 31, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	March 31	December 31
	2012	2011
Gold price (per ounce)	US$1,669	US$1,564
Risk free interest rate	0.18% - 1.244%	0.33% - 1.285%
Expected life	1 - 57 months	1 – 60 months
Gold price volatility	14.64% - 24.32%	20.35% - 32%

Gold delivery positions as at March 31, 2012:

	March 31	December 31
	2012	2011
Expired unexercised at no cost	3,054 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	162,420 ounces	165,474 ounces

(b) Zero cost collar program II

In connection with Term loan II (refer note 8(b)), the Company executed a ZCC hedge program for a total 117,500 gold ounces over a period of four years that commenced in January 2012. The pricing and delivery dates of the put and call options are presented in note 9(d) below.

The marked-to-market movements until March 31, 2012 were calculated using an option pricing model with inputs based on the following assumptions:

	March 31	December 31
	2012	2011
Gold price (per ounce)	US$1,669	US$1,564
Risk free interest rate	0.18% - 0.97%	0.33% - 1.06%
Expected life	1 - 45 months	1 - 48 months
Gold price volatility	14.64% - 22.82%	20.35% - 30.76%

Gold delivery positions as at March 31, 2012:

	March 31	December 31
	2012	2011
Expired unexercised at no cost	2,625 ounces	Nil ounces
Delivered	Nil ounces	Nil ounces
Remaining positions	114,875 ounces	117,500 ounces

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

9.	Other liabilities (continued)

(c) Classification

The fair values of the derivative instruments as of March 31, 2012 are as follows:

		Asset	Liability	Net
		derivatives	derivatives	derivatives
		Estimated	Estimated	Estimated
Derivatives not designated as hedging	Statement of financial	fair value	fair value	fair value
instruments	position classification	$’000	$’000	$’000
Commodity contracts (gold) – ZCC 1	Other liabilities	6,518	(25,543)	(19,025)
Commodity contracts (gold) – ZCC 2	Other liabilities	1,430	(13,563)	(12,133)
		7,948	(39,106)	(31,158)
Commodity contracts (gold) – ZCC 1	Current other liabilities	1	(535)	(534)
Commodity contracts (gold) – ZCC 2	Current other liabilities	2	(332)	(330)
		3	(867)	(864)

(d) Gold delivery positions

The Company’s gold delivery positions as at March 31, 2012 are as follows:

Put options

		2012	2013	2014	2015	2016	Total
	Strike price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$900	18,258	-	-	-	-	18,258
ZCC – 1	$950	-	28,506	-	-	-	28,506
ZCC – 1	$1,200	-	-	34,008	39,768	41,880	115,656
ZCC – 2	$1,050	7,000	33,875	36,000	35,083	2,917	114,875
		25,258	62,381	70,008	74,851	44,797	277,295

Call options

	Strike	2012	2013	2014	2015	2016	Total
	price	AU oz	AU oz	AU oz	AU oz	AU oz	AU oz
ZCC – 1	$1,890	9,129	14,253	17,004	19,884	20,940	81,210
ZCC – 1	$1,930	9,129	14,253	17,004	19,884	20,940	81,210
ZCC – 2	$1,930	7,000	33,875	36,000	35,083	2,917	114,875
		25,258	62,381	70,008	74,851	44,797	277,295

10.	Share capital

(a) Authorized share capital

The Company’s authorized share capital consists of an unlimited number of common shares without par value.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

10.	Share capital (continued)

(b) Public offering, March 2012

The Company completed a public offering on March 30, 2012 whereby it issued 66,700,000 units (the “Units”) at a price of $0.75 per Unit. Each Unit consisted of one common share (each, a “Common Share”) in the capital of the Company and one-half of one common share purchase warrant (each whole common share purchase warrant, a “Warrant”) of the Company.

Each Warrant entitles the holder thereof to purchase one Common Share at a price of $0.90 until expiry on March 30, 2014.

On the date of issuance, the fair value of the 33,350,000 warrants was estimated at $0.12 per warrant. The valuation was performed by using an option pricing model.

The Company paid the underwriters a fee of $2.5 million and incurred other share issue costs of approximately $0.6 million. Net proceeds of $43.2 million and $3.8 million have been recorded as share capital and warrants respectively.

(c) Share option plan

The continuity of share purchase options is as follows:

			Contractual weighted
	Weighted average	Number of options	average remaining life
	exercise price	(thousands)	(years)
Opening total at January 1	$ 1.97	17,958	2.22
Granted to employees	$ 1.10	7,175
Expired	$ 1.75	(1,136)
Forfeited	$ 1.81	(1,168)
	$ 1.72	22,829	2.33

As at March 31, 2012, 12.1 million of the outstanding options were exercisable at an average exercise price of $1.93 per option and expiry dates ranging between April 18, 2012 and May 5, 2016.

In addition to the options outstanding under the stock option plan noted above, out of plan options to acquire 677,766 shares at an exercise price of $0.60 and expiry date of June 1, 2012, remain outstanding in connection with the acquisition of mineral properties in 2008.

Costs previously recognized on options were, upon forfeiture, reversed through the current period’s profit or loss.

The exercise prices of all share purchase options granted during the three months ended March 31, 2012 and 2011 were at or above the market price at the grant date.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

10.	Share capital (continued)

(c) Share option plan (continued)

Using an option pricing model with the assumptions noted below, the estimated fair value of options granted to employees which have been included in the statement of loss for the three months ended March 31, 2012, is as follows:

	Three months ended March 31
	2012	2011
	$ ‘000	$ ‘000
Total compensation cost recognized, credited to contributed surplus	1,942	1,870
Compensation cost allocated to production cost	(923)	(333)
Compensation cost capitalized on Burnstone mine development	-	(96)
Share based payments expense	1,019	1,441

The weighted-average assumptions used to estimate the fair value of options granted during the respective periods were as follows:

	Three months ended March 31
	2012	2011
Risk free interest rate	1.6%	2.65%
Expected life	3 years	3.4 years
Expected volatility	60%	82%
Expected dividends	Nil	Nil

11.	Additional cash flow information

Supplementary information
	Three months ended March 31
	2012	2011
	$’000	$’000

Income taxes paid	330	450

Non-cash investing activities:
Depreciation capitalized to property, plant and machinery (note 7)	1,657	749
Accrued interest capitalized to property, plant and machinery (note 7)	-	2,515
Share based compensation capitalized (refer note 10(c))	-	96

Non-cash financing activities:
Fair value of stock options transferred to share capital from contributed surplus on options exercised	-	812
Fair value of warrants transferred to share capital on warrants exercised	-	1,066

12.	Segment disclosure

The Company operates in reportable operating segments to deliver on its strategy to explore, develop and exploit mineral properties. Management has determined the operating segments based on the reports reviewed by the Company's Chief Operating Decision Maker ("CODM") that are used to make strategic decisions. The Company's CODM is its Chief Executive Officer.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – March 2012

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	23,053	10,320	-	-	33,373
Cost of operations
Production cost	(13,042)	(14,029)	-	-	(27,071)
Depletion charge	(1,004)	(56)	-	-	(1,060)
Depreciation charge	(970)	(2,417)	-	-	(3,387)
Expenses
Exploration expenses	(1,665)	(118)	(331)	-	(2,114)
Pre-development expenses	(4,742)	-	-	-	(4,742)
Corporate and administrative cost	-	(24)	(24)	(1,532)	(1,580)
Environmental impact study	(520)	-	-	-	(520)
Foreign exchange gain (loss)	-	45	(1)	2,865	2,909
Salaries and compensation
Salaries and wages	-	-	-	(2,439)	(2,439)
Share based compensation	-	-	-	(1,019)	(1,019)
Profit (loss) from operating activities	1,110	(6,279)	(356)	(2,125)	(7,650)
Interest expense	(1,038)	(1,637)	-	(4,416)	(7,091)
Interest income	-	413	-	9	422
Net interest expense	(1,038)	(1,224)	-	(4,407)	(6,669)
Profit (loss) from operating activities after net interest	72	(7,503)	(356)	(6,532)	(14,319)
Impairment of loan due from related party	-	-	-	(2,623)	(2,623)
Profit (loss) on derivative instruments – net	861	(1,359)	-	-	(498)
Profit (loss) before income taxes	933	(8,862)	(356)	(9,155)	(17,440)
Income tax expense	(330)	-	-	-	(330)
Net profit (loss) for the period	603	(8,862)	(356)	(9,155)	(17,770)

1 Corporate entities

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

12.	Segment disclosure (continued)

Segment statement of income – March 2011

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000
Revenue	22,509	3,834	-	-	26,343
Cost of operations
Production cost	(11,239)	(2,457)	-	-	(13,696)
Depletion charge	(1,105)	(29)	-	-	(1,134)
Depreciation charge	(728)	(486)	-	-	(1,214)
Expenses
Exploration expenses	(2,435)	(124)	(342)	-	(2,901)
Pre-development expenses	(3,739)	-	-	-	(3,739)
Corporate and administrative cost	-	-	(51)	(2,231)	(2,282)
Environmental impact study	(437)	-	-	-	(437)
Foreign exchange (loss) gain	-	-	(6)	2,469	2,463
Salaries and compensation
Salaries and wages	-	-	-	(2,339)	(2,339)
Share based compensation	-	-	-	(1,441)	(1,441)
Profit (loss) from operating activities	2,826	738	(399)	(3,542)	(377)
Interest expense	(156)	(1,270)	-	(3,645)	(5,071)
Interest income	-	368	-	21	389
Net interest expense	(156)	(902)	-	(3,624)	(4,682)
Profit (loss) from operating activities after net interest	2,670	(164)	(399)	(7,166)	(5,059)
(Loss) profit on derivative instruments – net	(8,451)	2,436	-	(8,817)	(14,832)
(Loss) profit before income taxes	(5,781)	2,272	(399)	(15,983)	(19,891)
Income tax expense	(450)	-	-	-	(450)
Net (loss) profit for the period	(6,231)	2,272	(399)	(15,983)	(20,341)

1 Corporate entities

Refined precious metals were sold to RK Mine Finance Trust I (“RK Mine”) under the terms of an off-take agreement.

Statement of financial position

	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
March 31, 2012	$’000	$’000	$’000	$’000	$’000

Total assets	175,214	665,287	45,237	19,911	905,649

Total liabilities	85,044	192,508	18	106,428	383,998

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

12.	Segment disclosure (continued)

Statement of financial position (continued)
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
December 31, 2011	$’000	$’000	$’000	$’000	$’000

Total assets	180,682	613,772	45,392	10,464	850,310

Total liabilities	100,198	174,941	19	103,584	378,742

1 Corporate entities

Additions to non-current assets[2]
	North	South
	American	African	Tanzanian
	operations	operations	operations	Other[1]	Total
	$’000	$’000	$’000	$’000	$’000

March 31, 2012	1,111	29,330	-	32	30,473

December 31, 2011	7,353	143,641	(117)	89	150,966

1 Corporate entities
2 Additions to non-current assets exclude other than financial instruments and deferred tax assets

13.	Subsequent events

Subsequent to March 31, 2012

(a) Public offering – overallotment

On April 5, 2012, the Company issued 10 million units for proceeds of $7.5 million upon closing the $50 million public offering’s overallotment (refer note 10(b)).

A unit consists of one Great Basin common share and one half of a purchase warrant. The warrants are exercisable at $0.90 per warrant and will expire on March 30, 2014.

The Company paid the underwriters a fee of $0.4 million and incurred other share issue costs of approximately $0.04 million.

GREAT BASIN GOLD LTD.
Notes to the Consolidated Financial Statements
For the three months ended March 31, 2012 and 2011

13.	Subsequent events (continued)

(b) Related party transaction

Following negotiations between the Company, Tranter and Investec, a Term sheet was agreed to during late April 2012 setting out the mutually beneficial proposal whereby the Company provides Tranter with further financial assistance over a period of 18 months to enable them to meet their proposed restructured loan repayment obligations to Investec and thereby remove their current breach on the loan agreement. In terms of the proposal Investec will remove all cash margin requirements and also restructure the repayment in such a manner that the required assistance from the Company does not impact on its short term cash requirements. The parties are currently working on finalizing the legal agreements and obtaining the required approvals to enter into the binding legal agreements. It is anticipated that this restructured loan and financial assistance agreement will be executed before May 30, 2012. Refer to note 6 for more information on the loan advanced to Tranter.